FOOD TECHNOLOGY SERVICE, INC.
                           502 PRAIRIE MINE ROAD
                            MULBERRY, FL 33860
                              (863)425-0039




                             January 18, 2007



Mr. Joshua S. Forgione
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:       Form 10-KSB for the year ended December 31, 2005
              Food Technology Service, Inc.
              File No.:  0-19047

Dear Mr. Forgione:

     This will acknowledge receipt of your letter of October 31, 2006 regarding the Company's Form 10-KSB Report for the year ended December 31, 2005. Please be advised as follows:

1. Item 13. Exhibits and Report on Form 8-K:

         We have filed an Amendment dated November 22, 2006 to submit the certifications required by Item 601(b)(31) and (32) of Regulation S-B.

              In the future we shall submit a cover letter including a note which summarized the reason for any amendments


2. Financial Statements and Notes / Statement of Operations:

In response to your comment we have filed an Amendment dated
November 22, 2006 to disclose and explain the "Net Sales" reported on the Statement of Operations.

  The only income the Company has is from treating products with Cobalt. Net Sales is the gross income from such processing less returns and allowances, if any.

         Revenues are recorded after the Company's performance obligation is completed and product has been processed in accordance with the customer's specifications.






Mr. Joshua S. Forgione
January 18, 2007
Page Two


3. Note A - Summary of Significant Accounting Policies:

         In response to your comment we have filed an Amendment dated November 22, 2006 to disclose and explain the depreciable basis for Cobalt.

              The total cost of Cobalt has been depreciated using engineering estimates from published tables under which one-half of the remaining value is written off over 5.26 year periods.



                                                Yours truly,


                                                 /S/  Richard G. Hunter

                                                 Richard G. Hunter, Ph.D.